SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chordiant Software, Inc.

(Name of Subject Company)

Chordiant Software, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number of Class of Securities)

Mr. Steven R. Springsteel

Chairman, President, and CEO

Chordiant Software, Inc.

20400 Stevens Creek Blvd., Suite 400

Cupertino, CA 95014

(408) 517-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:

Exhibit A	Letter dated March 15, 2010 from Steven R. Springsteel, President and CEO of Chordiant Software, Inc., to Chordiant Customers

Exhibit B	Letter dated March 15, 2010 from Steven R. Springsteel, President and CEO of Chordiant Software, Inc., to Chordiant Partners

Exhibit C	Letter dated March 15, 2010 from Steven R. Springsteel, President and CEO of Chordiant Software, Inc., to Chordiant Employees

Exhibit D	Pegasystems To Acquire Chordiant — FAQ for Key Stakeholders

Exhibit E	Pegasystems and Chordiant Analyst Relations Presentation